Exhibit 21.1

SUBSIDIARIES OF ANTERO RESOURCES LLC

Antero Resources Corporation

Antero Resources Piceance Corporation

Antero Resources Appalachian Corporation

Antero Resources Bluestone LLC

Antero Resources Pipeline Corporation

Antero Resources Finance Corporation is owned 43.96% by Antero Resources Corporation, 46.15% byAntero Resources Piceance Corporation, 5.49% by Antero Resources Appalachian Corporation, and 4.40% by Antero Resources Pipeline Corporation